(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-14875

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

FTI Consulting, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

500 East Pratt Street, Suite 1400
Address of Principal Executive Office (Street and Number)

Baltimore, Maryland 21202
City, State and Zip Code

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s 2006 Annual Report on Form 10-K cannot be filed with the Securities and Exchange Commission by March 1, 2007 without unreasonable effort or expense. The delay in filing the Company’s Annual Report on Form 10-K is caused by the additional time required to prepare additional financial information of the Company’s subsidiaries, particularly with respect to FD International (Holdings) Limited and its subsidiaries, which were acquired in October 2006, in order to provide disclosure in the Company’s financial statements regarding the non-guarantor and guarantor subsidiaries of the Company’s 7 5/8% senior notes due 2013, 7¾% senior notes due 2016 and 3 3/4% convertible senior subordinated notes due 2012. This disclosure will have no impact on the financial results for the year ended December 31, 2006 and any other period reported by the Company in its earnings press release (and accompanying financial tables) issued on February 15, 2007 and furnished to the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2007. The Company intends to file its Annual Report on Form 10-K within the 15-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Theodore I. Pincus	(410)	951-4800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company refers the reader to its Current Report on Form 8-K dated February 15, 2007 filed on February 21, 2007, which contains its Press Release issued February 15, 2007 announcing its preliminary results of operations for the year ended December 31, 2006 and is incorporated herein by reference.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in these forward-looking statements. Important factors known to the Company that could cause such material differences are identified and discussed from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosure the Company makes in future reports to the SEC.

FTI Consulting, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2007	By	/s/ THEODORE I. PINCUS
		Name:	Theodore I. Pincus
		Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).